UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Mission NewEnergy Limited

(Name of Issuer)

Ordinary Shares, $0.00 par value

(Title of Class of Securities)

Q62163110

(CUSIP Number)

Guy Burnett

Chief Financial Officer and Company Secretary

Unit B2, 431 Roberts Rd.

Subiaco, Western Australia 6008, Australia

+61 08 6313 3975

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. Q62163110	Page 2 of 5

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eastwood Trust 46-6283196
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only.
4.	Source of Funds (See Instructions). OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 27,382,054*
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power. 27,382,054*
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 27,382,054*
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 71.6%**
14.	Type of Reporting Person (See Instructions). OO (trust)

*	Eastwood Trust may be deemed to beneficially own an aggregate of 27,382,054 ordinary shares, $0.00 par value (“Ordinary Shares”), of the Issuer that would be issuable to Eastwood Trust upon conversion of 63,238 of the Issuer’s A$65 face-value Series 3 Convertible Notes held by Eastwood Trust, which bear no coupon/interest payments and have a conversion ratio of one note to four hundred and thirty-three Ordinary Shares resulting in a conversion price of A$0.15 per share (the “Series 3 Notes”).

**	Eastwood Trust may be deemed to beneficially own 71.6% of the Issuer’s issued and outstanding Ordinary Shares, based upon 38,252,399 Ordinary Shares outstanding, which is the sum of (i) 10,870,275 Ordinary Shares issued and outstanding as reported by the Issuer on its Form 6-K, filed with the US Securities Exchange Commission (the “SEC”) on February 27, 2013, plus (ii) the 27,382,054 Ordinary Shares that would be issuable to Eastwood Trust upon conversion of the Series 3 Notes.

CUSIP No. Q62163110	Page 3 of 5

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment”) relates to the Ordinary Shares of Mission NewEnergy Limited, an Australian corporation (the “Issuer”) and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Issuer is Unit 2B, 431 Roberts Road, Subiaco, Western Australia 6008, Australia.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Amendment is being filed by Eastwood Trust, a trust formed under the laws of the State of Texas (the “Trust”).

(b) The address of the principal office of the Trust is 7941 Katy Freeway #529, Houston, Texas 77024.

(c) The principal business of the Trust is to hold, administer, and distribute its assets for the benefit of its beneficiaries.

(d) The Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 24, 2012, the Trust purchased 63,238 of the Issuer’s A$65 face-value Series 2 Convertible Notes, which bore interest at a rate of 4.00% per annum, payable semi-annually, and had a conversion ratio of one note to four Ordinary Shares, resulting in a conversion price of A$16.50 per share (the “Series 2 Notes”), from SLW International, LLC, an entity owned by Stephen L. Way, the creator of the Trust for the benefit of his minor children. The Trust purchased such Series 2 Notes for the purchase price of $402,187.50, 10% of which was paid in cash with funds contributed to the Trust by Mr. Way and the remaining 90% of which was borrowed by the Trust from Muragai Financial, LLC, an entity also controlled by Mr. Way. Such loan was evidenced by a promissory note bearing interest at the rate of 0.25% and becoming due on August 1, 2015 and was secured by such Series 2 Notes held by the Trust.

On November 23, 2012, the Issuer and the holders of the Series 2 Notes effected an exchange of all outstanding Series 2 Notes for newly issued Series 3 Convertible Notes of the Issuer with a face value of A$65, which bear no coupon/interest payments and have a conversion ratio of one note to 433 Ordinary Shares, resulting in a conversion price of A$0.15 per share (the “Series 3 Notes”), in a transaction approved by the holders of the Issuer’s Ordinary Shares. As a result of this exchange, the Trust received 63,238 Series 3 Notes.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction is investment.

The increased conversion ratio of the Series 3 Notes received by the Trust in exchange for the Series 2 Notes resulted in an increase of the possible beneficial ownership of Ordinary Shares by the Trust. As a holder of Series 3 Notes, the Trust may, upon notice to the Issuer, elect to convert all or part of such Series 3 Notes into Ordinary Shares, which could currently result in the Trust holding up to 71.6% of the Issuer’s outstanding Ordinary Shares, assuming that no other holders of the Series 3 Notes exercise their own equivalent conversion rights. If all other holders of the Series 3 Notes fully exercised their rights of conversion, such holders would hold up to 95.3% of the Ordinary Shares in the aggregate. Additionally, under the terms of the Series 3 Notes, among other events, a sale of material assets by the Issuer requires a repayment of the outstanding face amount of the Series 3 Notes.

On April 17, 2013, the Trust and the other holders of the Series 3 Notes provided a conditional waiver letter to the Issuer concerning the prospective sale by the Issuer of a bio-diesel refinery in Malaysia subject to the terms and conditions described therein, including the redemption of A$7,500,000 in face value of the Series 3 Notes to the holders of the Series 3 Notes pro rata in accordance with their holdings. In addition, on April 17, 2013 Eastwood Trust and the other holders of the Series 3 Notes entered into a letter agreement containing, among other things, an agreement regarding access to information concerning the transactions described therein and a mutual release.

CUSIP No. Q62163110	Page 4 of 5

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The following disclosure is based on 10,870,275 Ordinary Shares outstanding as of December 31, 2012, as reported in the Form 6-K, filed by the Issuer with the SEC on February 27, 2013:

(a) As of the date hereof, the Trust may be deemed to beneficially own an aggregate of 27,382,054 Ordinary Shares, consisting of Ordinary Shares that would be issuable to the Trust upon conversion of the Series 3 Notes held by the Trust, which represents approximately 71.6% of the Ordinary Shares of the Issuer, assuming that no other holders of Series 3 Notes exercise their own equivalent conversion rights.

(b) Except as described in Item 6 below, the Trust has sole voting power over and sole power to dispose of the securities identified in Item 5(a) above.

(c) Except as described in this Amendment, the Trust has not effected any transaction in the Ordinary Shares during the 60 days preceding the date hereof.

(d) The trustee of the Trust, Jon Hildebrand, has the right to receive dividends from, or the proceeds from the sale of, such securities on behalf of the Trust.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Under the Security Agreement-Pledge securing the promissory note described in Item 3 above, upon the occurrence of an event of default, Muragai Financial, LLC would have the right to exercise any voting rights that may be available and to dispose of or direct the disposition of the Trust’s Series 3 Notes or any securities into which they may be converted. Further, prior to the occurrence of an event of default the Trust may not sell or otherwise dispose of any such securities without the prior written consent of Muragai Financial, LLC. Subject to the foregoing, pursuant to the Trust Agreement creating the Trust the Trustee of the Trust has the sole right to vote and dispose of the investments held by the Trust, including the securities of the Issuer held by the Trust, and the beneficiaries of the Trust have the right to withdraw certain amounts from the Trust upon attaining certain ages and meeting certain additional conditions.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:	Purchase and Sale Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed on March 6, 2013)

Exhibit 2:	Promissory Note (incorporated by reference to Exhibit 2 to the Schedule 13D filed on March 6, 2013)

Exhibit 3:	Security Agreement-Pledge (incorporated by reference to Exhibit 3 to the Schedule 13D filed on March 6, 2013)

Exhibit 4:	Letter Waiver for Material Asset Sale, dated April 17, 2013 among SLW International, LLC, Westcliff Trust, Eastwood Trust, Noble Haus Asia Ltd. and Mission NewEnergy Limited

Exhibit 5:	Letter Agreement and Release among Noteholders dated April 17, 2013 among SLW International, LLC, Noble Haus Asia Ltd., Eastwood Trust, and Westcliff Trust

CUSIP No. Q62163110	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/15/2013 Date

/s/ Jon Hildebrand Signature

Jon Hildebrand Trustee, Eastwood Trust Name/Title